UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Pier 1 Imports, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

720279108
(CUSIP Number)

HEATH FREEMAN
ALDEN GLOBAL CAPITAL LLC
885 Third Avenue, 34th Floor
New York, NY 10022
(212) 888-5500

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 720279108

1	NAME OF REPORTING PERSON Alden Global Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,913,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,913,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,913,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO 720279108

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,913,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,913,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,913,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO 720279108

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,913,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,913,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,913,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO 720279108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Pier 1 Imports, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Pier 1 Place, Fort Worth, Texas 76102.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Alden Global Opportunities Master Fund, LP, an exempted limited partnership organized under the laws of the Cayman Islands (“Alden Master Fund”);

(ii)	Alden Global Capital LLC, a Delaware limited liability corporation (“Alden”); and

(iii)	Heath Freeman, who serves as the President of Alden.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Alden is the investment manager of Alden Master Fund. Alden Master Fund has granted to Alden the sole and exclusive authority to vote and dispose of the Shares held directly by Alden Master Fund. Mr. Freeman is the President of Alden.  By virtue of these relationships, Mr. Freeman may be deemed to beneficially own the Shares owned directly by Alden Master Fund.

(b)           The address of the principal office of Alden Master Fund is c/o Elian Fiduciary Svcs (Cayman) Ltd., 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9007.  The address of the principal office of each of Alden and Mr. Freeman is 885 Third Avenue, 34th Floor, New York, New York 10022.

(c)           The principal business of Alden Master Fund is acting as a private investment fund. The principal business of Alden is investment management.  The principal occupation of Mr. Freeman is serving as the President of Alden.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Freeman is a citizen of the United States of America.

CUSIP NO 720279108

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Alden Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 7,913,500 Shares owned directly by Alden Master Fund is approximately $32,520,756, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On September 7, 2016, the Issuer announced that President and CEO Alex W. Smith will step down as President, CEO and a member of the Issuer’s Board of Directors (the “Board”), effective December 31, 2016, and that the Issuer is conducting a search for a new CEO.  Also on September 7, 2016, the Issuer announced disappointing preliminary second quarter financial results. Following these developments, the Reporting Persons engaged, and intend to continue to engage, in communications with management and the Board regarding certain matters, including the Issuer’s recent operational performance, shareholder representation on the Board and the CEO search process.  The Reporting Persons believe that the Issuer is at a critical juncture and look forward to a constructive dialogue with management and the Board and are hopeful that the Board will voluntarily take appropriate action to address the concerns raised by the Reporting Persons.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, the status of the Reporting Persons' dialogue with management and the Board, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, board structure (including board composition), senior management (including the CEO search process), or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 83,299,329 Shares outstanding as of June 30, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 6, 2016.

A.	Alden Master Fund

(a)	As of the close of business on September 19, 2016, Alden Master Fund beneficially owned 7,913,500 Shares.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,913,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,913,500

CUSIP NO 720279108

(c)	The transactions in the Shares by Alden Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Alden

(a)	Alden, as the investment manager of Alden Master Fund, may be deemed the beneficial owner of the 7,913,500 Shares owned by Alden Master Fund.

Percentage: 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,913,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,913,500

(c)
Alden has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Alden Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of 7,913,500 Shares owned by Alden Master Fund.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,913,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,913,500

(c)
Mr. Freeman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Alden Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO 720279108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 19, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Alden Global Opportunities Master Fund, LP, Alden Global Capital LLC and Heath Freeman, dated September 19, 2016.

CUSIP NO 720279108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2016

Alden Global Opportunities Master Fund, LP

By:	Alden Global Capital LLC Investment Manager

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

CUSIP NO. 720279108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

ALDEN GLOBAL OPPORTUNITIES MASTER FUND, LP

2,500,000	4.0930	09/08/2016
1,250,000	4.1580	09/08/2016
2,500,000	4.0870	09/08/2016
375,000	3.9140	09/09/2016
300,000	3.8590	09/12/2016
100,000	3.9100	09/13/2016
300,000	3.9880	09/14/2016
175,000	4.1000	09/15/2016
200,000	4.0870	09/16/2016
213,500	4.1520	09/19/2016